Exhibit 99.1

LOBO Announces Receipt of Nasdaq Minimum Bid Price Notification

Wuxi, China, December 19, 2025 – LOBO TECHNOLOGIES LTD. (NASDAQ: LOBO) (“LOBO” or the “Company”) today announced that it received a notification letter dated December 16, 2025 from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

According to the letter, the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days, from November 3, 2025 to December 15, 2025.

The notice has no immediate effect on the Company’s listing or the trading of its ordinary shares on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180-calendar-day compliance period, or until June 15, 2026, to regain compliance. If at any time during this period the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance with the bid price requirement.

If the Company does not regain compliance by the end of the initial compliance period, it may be eligible for an additional 180-calendar-day extension, subject to meeting the continued listing standards for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market (excluding the bid price requirement). In that case, the Company must also provide written notice of its intention to cure the deficiency, including through a potential reverse stock split if necessary.

The Company intends to monitor the closing bid price of its ordinary shares and will consider all available options to regain compliance within the applicable grace periods.

About LOBO Technologies Ltd.

LOBO is an electric mobility products manufacturer. It is a certified high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

For more information, please visit: www.loboebike.com

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are based on current expectations, estimates, and projections about the industry and management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may” “will” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially from those expressed or implied. LOBO Technologies undertakes no obligation to update or revise any forward-looking statements except as required by law. You should read this press release with the understanding that our actual future results may be materially different from what we expect.

For more information, contact:

Zane Xu

IR Manager

ir@loboai.com